SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1.   Press  Release re 012  Smile.Communications  Reports Q2 2008  Results:
          Record Operating Income & Adjusted EBITDA, Up 22% & 11% YOY, Respectively dated August 13, 2008.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications Reports Q2 2008 Results: Record Operating Income & Adjusted EBITDA, Up 22% & 11% YOY, Respectively

Wednesday August 13, 1:07 am ET

Broadband and Voice Services Continue to Generate Strong Revenues as Preparations Continue for Launch of Mobile MVNO & Examining the Feasibility of WiMAX Technology

PETACH TIKVA, Israel, August 13 /PRNewswire-FirstCall/ -- 012
Smile.Communications (NASDAQ Global Market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today reported its financial results for the three and six-month periods ended June 30, 2008.

    Highlights

    - Strong revenues: NIS 264 million ($79 million). This represents an increase of 10% in core services revenues compared with Q2 2007 after exclusion of revenues from hubbing services and the impact of the shekel-dollar exchange rate

    - Record profits: EBITDA (adjusted) up 11% year-over-year to a record of NIS 63 million ($18.7 million); Operating income up 22% year-over-year to a record of NIS 33 million ($9.8 million)

    - Continued strong margin improvement: gross margin reached 33% compared with 30% in Q2 2007; adjusted EBITDA margin rose to 24% compared with 21% in Q2 2007; operating margin increased to 12% from 10% in Q2 2007

    - Strong Cash-Flow performance: Operating cash-flow for the quarter was NIS 45 million ($13.4 million)

    - On-track performance in VOB-based domestic telephony business: continued growth in line with goals and business plan, achieving more than 75,000 subscriber lines to date

    - Progress towards entrance into the mobile market: the Company applied for full MVNO commercial license, and continues examining the feasibility of WiMAX technology


Results for the Second Quarter

Revenues: Revenues for the second quarter of 2008 were NIS 264 million ($79 million) compared with NIS 275 million for the second quarter of 2007. The decrease reflects management's decision in late 2007 to de-emphasize its low-margin hubbing services (wholesale traffic), resulting in a 47% year-over-year decline in this activity, and the continued decline in the average shekel-dollar exchange rate (a 19% decline in Q2 2008 average exchange rate compared with Q2 2007), which significantly reduced the shekel value of the Company's dollar-linked revenues (approximately 33% of the Company's total revenues). Excluding these two factors, revenues from core activities increased by approximately 10% on a year-over-year basis.

Operating Income: Operating Income for the second quarter increased by 22%, compared with the second quarter of 2007, to a record NIS 33 million ($9.8 million). Excluding the effect of one-time merger-related expenses, operating income reached NIS 35 million ($10.4 million), a 22% increase compared with the second quarter of 2007.

Merger-Related Expenses: During the second quarter, the Company recorded final one-time expenses related to the merger of 012 Golden Lines and Smile.Communications, in the amount of NIS 1.9 million ($0.6 million). The accumulated amount of merger-related expenses is lower than the original budget for the process.

Adjusted EBITDA: Adjusted EBITDA for the second quarter increased by 11% to NIS 63 million ($18.7 million) compared with NIS 57 million for the second quarter of 2007. Adjusted EBITDA margin for the quarter reached 24% compared with 21% in the second quarter of 2007. For more information regarding the use of non-GAAP financial measurements, please see the notes contained in this press release.

Financing Expenses: The Company incurred a high level of non-cash financing expenses again during the second quarter. This was mainly due to exchange rate differentials of NIS 14 million on the Company's dollar-denominated balances as a result of a 6% decline in the shekel-dollar exchange rate during the second quarter, and the quarter's 2.4% increase in the Israeli CPI to which the Company's bonds are linked. For the second quarter of 2008, financing expenses totaled NIS 25 million ($7.4 million) compared with NIS 13 million in the second quarter of 2007.

Net Results: Net income for the second quarter of 2008 was NIS 5.6 million ($1.7 million), or NIS 0.22 ($0.07) per share, compared to NIS 5.4 million, or NIS
0.29 per share, in the second quarter of 2007. Excluding one-time expenses related to the merger, and the non-cash financial expenses described above, the Company's non-GAAP earnings for the second quarter of 2008 was NIS 22.4 million ($ 6.7 million), or NIS 0.88 ($0.26) per share.

    Segment Overview

    - Broadband: second quarter revenues from core broadband activities were NIS
      131.5 million ($39.2 million), an increase of 15% compared with NIS 113.9 million in the second quarter of 2007, reaching 49.9% of the Company's total revenues (compared to 41% in the second quarter of 2007). The Company's rate of recruitment of new VOB-based telephony subscribers for the quarter was in line with its plan for achieving a 5% market share by the end of 2009. To date, the Company has accumulated over 75,000 subscriber lines.

    - Traditional telephony: second quarter revenues from traditional telephony services were NIS 132.1 million ($39.4 million), representing approximately 50% of the Company's revenues. This is a decrease of 9% compared with the second quarter of 2007, reflecting a reduced level of hubbing services and the decline in the average shekel-dollar exchange rate, as mentioned above

Balance Sheet: The Company's cash, cash equivalents and short term investments as of June 30, 2008 were NIS 260 million ($77.6 million), compared with NIS 47.9 million as of June 30, 2007 and NIS 230 million as of December 31, 2007. The Company has no bank debt as of June 30, 2008, compared to NIS 151 million at the end of the second quarter of 2007 and NIS 2 million as of December 31, 2007.

On July 14, 2008, the Company announced that Midroog Ltd., an Israeli financial rating company which is affiliated with Moody's, has reissued the A1 rating that it originally awarded to the Company's Series A debentures issued in 2007. Midroog concluded that the A1 rating would continue if the Company issues new debt of up to NIS 320 million (approximately $95 million).

Comments of Management

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "We are pleased to report another quarter of strong revenues and record profits for 012 Smile.Communications. In line with our strategic plan, during the second quarter we continued to grow our core businesses, expand our VOB subscriber base and prepare for our entrance to the mobile market."

Ms. Handler continued, "We recorded our final merger-related expenses during the quarter, bringing the entire process to a close on schedule and under budget. In parallel, we continued to sign up new VOB subscribers at a strong and steady rate, on track with our goal of achieving a 5% market share by the end of 2009. Also during the quarter, we applied for a full MVNO license to enable us to enter the mobile market, and requested an expansion of our trial WiMAX license. After studying the draft policy published by Israel's Ministry of Communications for the purpose of holding public hearings on the WiMAX frequency allocation process, we intend to submit our opinion of the proposed process."

Conference Call Information

Management will host an interactive teleconference to discuss the results today, August 13, 2008, at 09:00 a.m. EDT. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-407-2553 from within the U.S. or 1866-9586-867 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0691 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

Non-GAAP Measurements

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Notes:

A: EBITDA

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

B: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of June 30, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2008 (NIS 3.3520 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    012 Smile.Communications Ltd.
    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        3.352
                                                 June 30  December 31 June 30
                                                   2008        2007      2008
                                              (Unaudited)  (Audited) (Un-
                                                                     audited)
                                                    NIS thousands $ thousands

    Current assets
    Cash and cash equivalents                      94,078   229,895    28,066
    Short-term investments                        166,243         -    49,595
    Trade receivables, net                        195,991   194,964    58,470
    Parent company receivable                         773     6,553       231
    Related parties receivables                     1,535     2,161       458
    Prepaid expenses and other                     21,264    19,804     6,344
    current assets
    Deferred taxes                                  7,904     9,396     2,358

    Total current assets                          487,788   462,773   145,522

    Investments
    Long-term trade receivables                     3,550     3,460     1,059
    Assets held for employee                       19,116    18,453     5,703
    severance benefits

    Total investments                              22,666    21,913     6,762

    Property and equipment, net                   165,084   160,211    49,249

    Other assets, net                             292,300   295,592    87,202
    Other intangible assets, net                  188,506   202,376    56,237
    Goodwill                                      411,171   411,171   122,664

    Total assets                                1,567,515 1,554,036   467,636

    012 Smile.Communications Ltd.
    Consolidated Balance Sheets (cont'd)


                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        3.352
                                                June 30  December 31  June 30
                                                  2008       2007       2008
                                               (Unaudited)(Audited)  (Un-
                                                                     audited)
                                                  NIS thousands    $ thousands


    Current liabilities
    Short-term bank credit                             -     2,407        -
    Current maturities of long-term obligations   91,036     3,558   27,159
    and debentures
    Accounts payable                             132,730   164,535   39,597
    Loan from the parent company                 108,517   105,733   32,374
    Other payables and accrued expenses          119,857   101,661   35,756

    Total current liabilities                    452,140   377,894  134,886

    Long-term liabilities
    Debentures                                   391,673   437,460  116,848
    Long-term obligations                            990     2,836      295
    Long-term trade and other payables                 -    20,458        -
    Deferred taxes                                27,470    29,027    8,195
    Liability for employee severance benefits     32,037    32,318    9,558

    Total long-term liabilities                  452,170   522,099  134,896

    Total liabilities                            904,310   899,993  269,782

    Shareholders' equity and parent
    company investment                           663,205   654,043  197,854

    Total liabilities, shareholders' equity
    and parent company investment              1,567,515 1,554,036  467,636

    012 Smile.Communications Ltd.

    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.352
                                                                    Six-month
                               Three-month           Six-month         period
                              period ended           period ended       ended
                                 June 30               June 30        June 30
                             2008      2007        2008      2007        2008

                        (Unaudited) (Unaudited)  (Unaudited) (Un-    (Un-
                                                            audited) audited)

                                      NIS thousands                $ thousands

    Revenues               263,607    275,245    526,964    551,298   157,209

    Costs and expenses
    Cost of revenues       177,367    192,379    354,057    387,352   105,626

    Selling and
    marketing
    expenses                36,048     40,479     74,564     78,168    22,245

    General and
    administrative          15,479     13,963     28,281     26,524     8,437
    expenses

    Other charges            1,903      1,444      6,705      1,907     2,000

    Total costs and        230,797    248,265    463,607    493,951   138,308
    expenses

    Income from             32,810     26,980     63,357     57,347    18,901
    operations

    Financial expenses,     24,758     12,640     47,345     23,760    14,124
    net

    Income before tax
    expenses                 8,052     14,340     16,012     33,587     4,777
    Tax expenses             2,486      8,941      4,764     12,426     1,421

    Net income               5,566      5,399     11,248     21,161     3,356

    Income per share
    Basic and diluted
    earnings
    per share (in NIS)        0.22       0.29       0.44       1.15      0.13

    Weighted average
    number
    of ordinary shares
    used in
    calculation of
    basic and
    diluted earnings   25,360,000 18,370,000 25,360,000 18,370,000 25,360,000
    per share

    012 Smile.Communications Ltd.
    Reconciliation Table of Non-GAAP Measures (NIS in thousands)


                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.352
                                                                    Six-month
                               Three-month         Six-month           period
                              period ended       period ended           ended
                                 June 30            June 30           June 30
                             2008      2007      2008      2007          2008

                        (Unaudited) (Unaudited) (Unaudited)(Un-      (Un-
                                                           audited)  audited)

                                        NIS thousands             $ thousands

    GAAP operating          32,810    26,980    63,357     57,347     18,901
    income

    Adjustments
    Amortization of
    acquired
    intangible assets        6,820     7,985    13,640     15,969     4,069
    Other charges            1,903     1,444     6,705      1,907     2,000
    Expenses recorded
    for
    stock compensation
    in
    accordance with SFAS
    123(R)                     950         -       950          -       284

    Non-GAAP adjusted
    operating income        42,483    36,409    84,652     75,223    25,254

    GAAP tax expenses
    (benefit), net           2,486     8,938     4,764     12,426     1,421

    Adjustments

    Amortization of
    acquired
    intangible assets
    Included in tax
    expenses, net            1,841     2,315     3,683      4,631     1,099

    Non-GAAP tax
    expenses
    (benefit), net           4,327    11,253     8,447     17,057     2,520

    Net income as            5,566     5,402    11,248     21,161     3,356
    reported

    Taxes on income          2,486     8,938     4,764     12,426     1,421
    Other charges            1,903     1,444     6,705      1,907     2,000
    Expenses recorded
    for
    stock compensation
    in
    accordance with SFAS
    123(R)                     950         -       950          -       284
    Financial expenses      24,758    12,640    47,345     23,760    14,124
    Depreciation and
    amortization            26,963    28,085    53,506     55,118    15,962

    Adjusted EBITDA         62,626    56,509   124,518    114,372    37,147

    For further information, please contact:
    Ms. Idit Azulay 012 Smile.Communications Ltd +972-72-2003848 i.azulay@smile.net.il

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                    (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  August 13, 2008